UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

ASUR Announces Total Passenger Traffic for March 2005
up 14.5% Year over Year

Mexico City, April 7, 2005, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of March 2005 increased by 14.5% percent when compared to March 2004.

All figures in this announcement reflect comparisons between the 31-day period starting March 1 through March 31, 2005 and 2004. Transit and general aviation passengers are excluded.

Airport	March 2004	March 2005	% Change
Cancun	943,963	1,097,514	16.3%
Cozumel	61,304	76,022	24.0%
Huatulco	23,746	32,840	38.3%
Merida	79,007	83,414	5.6%
Minatitlan	11,320	10,503	-7.2%
Oaxaca	52,428	52,364	-0.1%
Tapachula	16,735	18,070	8.0%
Veracruz	43,981	44,764	1.8%
Villahermosa	55,827	59,470	6.5%

ASUR Total	1,288,311	1,474,961	14.5%

It is important to mention that in 2004 the Holy Week and Easter Week vacation period took place in April, while in 2005 both Holy Week and four days of the Easter Week took place in April.

About ASUR:
Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: April 7, 2005